UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-38245

Akso Health Group

(Exact name of registrant as specified in its charter)

Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building,

No. 44, Moscow Road, Qianwan Bonded Port Area,

Qingdao Pilot Free Trade Zone, China (Shandong)

Tel: +86 152 1005 4919

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Closing of Private Placement

As disclosed on Akso Health Group’s (the “Company”) Report on Form 6-K filed with the Securities and Exchange Commission on October 2, 2023, the Company entered into certain securities purchase agreement (the “SPA”) on October 2, 2023 with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell an aggregate of 35,739,270 units (the “Units”), each Unit consisting of one Ordinary Share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Share (“Warrant”) with an initial exercise price of $0.48875, or approximately $1.47 per American depositary share of the Company (“ADS”), at a price of $0.391 per Unit, or approximately $1.17 per ADS for an aggregate purchase price of approximately $14 million (the “Offering”), subject to various conditions to closing.

On October 17, 2023, the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied and the Company issued the Units to the Purchasers pursuant to the SPA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akso Health Group

	By:	/s/ Yilin (Linda) Wang
	Name:	Yilin (Linda) Wang
	Title:	Chief Executive Officer

Date: October 18, 2023